Exhibit 99.1

Foresight: Eye-Net Launches Pilot Project With Multinational Japanese Company

The Eye-Net™ Protect accident prevention solution will be vetted for integration into a car-to-everything middleware platform.

Ness Ziona, Israel – July 20, 2021 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today that its wholly owned subsidiary, Eye-Net Mobile Ltd., initiated a pilot project with the IT subsidiary of a multi-billion dollar multinational Japanese company to test its Eye-Net™ Protect cellular-based vehicle-to-everything (V2X) accident prevention solution. The pilot project will evaluate Eye-Net’s solution for possible integration as an application layer into the car-to-everything (C2X) platform of the Japanese company to create potentially safer driving environments.

This additional pilot project expands Eye-Net’s activity in the automotive-related market, potentially enabling the Japanese company to extend its communication capabilities to include more vulnerable road users such as pedestrians and cyclists, in addition to drivers.

“Eye-Net continues its efforts and activities to establish its position in the automotive market, offering a software-based accident prevention solution that can be used either as a standalone product or as an application layer on top of existing platforms. We believe that starting a fourth pilot project in Japan indicates a vote of confidence from the Japanese market and demonstrates a real need for a readily available solution that provides real-time pre-collision alerts and has the potential to save lives. We believe that the current pilot project will open up new collaboration opportunities for Eye-Net in the cellular-V2X market,” said Dror Elbaz, COO & Deputy CEO of Eye-Net Mobile.

For more information about Eye-Net Mobile, please visit www.eyenet-mobile.com, or follow the Company’s LinkedIn page, Eye-Net Mobile; Twitter, @EyeNetMobile1; and Instagram channel, Eyenetmobile1, the contents of which are not incorporated into this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration, sensor fusion and dense 3D point cloud that can be applied to diverse markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses that the pilot project will be used to evaluate Eye-Net’s solution for possible integration as an application layer to the C2X platform of the Japanese company, the belief that a fourth pilot project in Japan indicates a vote of confidence from the Japanese market and demonstrates a real need for a readily available solution that provides real-time pre-collision alerts and has the potential to save lives, and that the current pilot project will open up new collaboration opportunities for Eye-Net in the cellular-V2X market. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654